Oncolytics Biotech® Announces Upcoming Poster Presentation at the AACR Annual Meeting

SAN DIEGO, CA and CALGARY, AB, March 9, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced an upcoming poster presentation that will feature long-term follow-up results from ReoGlio, an investigator-sponsored, phase 1b trial evaluating the combination of pelareorep and granulocyte-macrophage colony-stimulating factor (GM-CSF) alongside standard chemoradiotherapy and adjuvant temozolomide for the treatment of glioblastoma multiforme (GBM). The poster will be presented at the American Association for Cancer Research (AACR) Annual Meeting 2022, which is taking place both virtually and in-person at the Ernest N. Morial Convention Center in New Orleans from April 8-13, 2022.

Details on the poster and corresponding abstract are shown below.

Poster Title: Combination of reovirus (pelareorep) and granulocyte-macrophage colony-stimulating factor (GM-CSF) alongside standard chemoradiotherapy and adjuvant chemotherapy (temozolomide) for patients with glioblastoma multiforme (GBM): Long term follow up results of the ReoGlio phase Ib trial
Session Title: Phase I Clinical Trials 2
Abstract Number: CT194

Oncolytics will provide details on the results described in this abstract following publication of the abstract and corresponding poster at the AACR Annual Meeting in April, in accordance with conference embargo policies regarding clinical trials abstracts.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic; the timing and anticipated subject matter of the upcoming presentations of clinical and preclinical study data and the timing thereof; Oncolytics’ plans and expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; our plans to advance towards a registration study in metastatic cancer; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com